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                                    Filed by Synopsys, Inc. Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                            Subject Company:  IKOS Systems, Inc.
                                                   Commission File No.:  0-18623


Synopsys, Inc./IKOS Systems, Inc. Joint Conference Call Script
July 2, 2001, 2:30 pm, PDT


Operator: During the course of this conference call, Synopsys and IKOS may make forward-looking statements regarding the performance of the companies before the proposed merger and of the combined company after the proposed merger. While these statements represent each company's best current judgment about its future performance, each Company's actual performance is subject to significant uncertainties that could cause actual results to differ materially from those that may be projected, including the risks described in the two press releases issued earlier today describing the proposed merger and IKOS' revised third quarter outlook. In addition to any other risk factors that may be highlighted during this conference call, listeners should also review each Company's most recent 10-K, 10-Q and 8-K reports on file with the Securities & Exchange Commission, as well as the proxy materials that will be filed regarding the transaction, for important factors that could cause actual results to differ materially from those that may be projected.

Now I will turn the call over to Dr. Aart de Geus, Chairman and CEO of Synopsys. Please go ahead, sir.

Aart de Geus: Good afternoon. This is Aart de Geus, and I have with me Steve Shevick, our Vice President of Investor Relations and Legal. Brad Henske, Synopsys' CFO, is on vacation but will be available later this week. From IKOS, we have Ramon Nunez, CEO, and Joe Rockom, CFO, here with us.

Today, I am very pleased to announce that Synopsys and IKOS have signed an agreement to merge in August 2002.

As most of you know, with Synopsys' announcement of Route Compiler at the Design Automation Conference on June 18, 2001, we achieved our goal of assembling all the components for an integrated design creation flow from RTL to GDSII. Timing closure has been our most visible strategic thrust for the last several years. Although we still have a lot of execution ahead of us, we feel that we are on an excellent track with Physical Synthesis; and customers are responding with great interest to our recent announcements.

Simultaneous with this very visible Physical Synthesis strategy, we have been stepping up the focus on our design verification flow. Our customers tell us that after timing closure, functional verification is their biggest problem. Our objective is to deliver to them the fastest and smartest verification solution on the market, and we have made great strides towards achieving this goal.

Already today, we provide the fastest simulator, VCS. Just like Design Compiler was the starting "anchor point" for our RTL-to-GDSII strategy, VCS is the heart of our verification strategy. Around VCS, we have the Number One or Number Two positions in key related technology areas, such as testbench automation, coverage analysis tools, static timing analysis, and formal verification.

Within functional verification, there is one important market, though, that we do not participate in today: hardware-assisted verification; specifically, the product categories of hardware acceleration and emulation. Hardware-assisted verification is the capability to verify the performance of a chip or a system very rapidly, using hardware that is dedicated to that purpose. Emulation is an especially promising market, although acceleration is equally vital to customers' verification needs.

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Clearly, the emulation market is being battered right now by capital expenditure cuts. However, the post merger combination of emulation with our verification and synthesis technology, together with our channel strength, holds great promise.

In IKOS we have a strong future partner who shares our strategic vision. Over the last few years, IKOS has successfully gained market share to achieve the Number Two position in the market. With a scalable new architecture that is capable of using the latest in FPGA technology, and a satisfied set of customers, IKOS is an ideal partner for Synopsys.

Back in June 1997, we had sold our prior emulation technology to Quickturn, and we agreed not to be in the emulation business for five years. However, that non-compete provision expires in June 2002. Our merger with IKOS will close after the expiration of the non-compete period, and the price structure of the merger takes into account the relatively long pre-closing period. During the pre-closing period, Synopsys and IKOS will continue to operate as separate entities.

The price to IKOS shareholders will be determined by IKOS' financial performance between now and June 30, 2002, and could range from $6 per share to $20 per share. The final price per share will be determined by a formula based on IKOS' revenue, change in backlog, and profit before tax during the period between now and June 30, 2002. The price structure is described in more detail in our press release.

We believe this structure is good for both IKOS and Synopsys. For IKOS, this gives them the opportunity to weather the storm in the capital equipment market and be appropriately rewarded. For Synopsys, we have removed a great deal of the uncertainty surrounding the valuation of a business that we will be acquiring a year from now.

After the close, it is Synopsys' intent to immediately move the IKOS business to a ratable business model. The targeted closing date falls near the beginning of our fourth quarter of fiscal 2002. Our guidance for 2002, which will be issued on our earnings call in August, will reflect the closing of the transaction and the beginning of the transition of the business to a ratable model.

With that, let me pass the mike to Ramon Nunez, CEO of IKOS:

Ramon Nunez: Thank you, Aart, and thanks to all of you for joining us today on short notice for our joint teleconference.

As many of you know, IKOS has long held a vision of providing a broader offering of verification solutions and of seeing our hardware-assisted platforms become mainstream tools for the verification of complex, large chip designs. Combining our two companies will bring Synopsys' best-in-class software products and IKOS' advanced hardware-assisted platforms together into tightly integrated solutions. We see great opportunities to leverage each other's strengths for the mutual benefit of our customers and long-term growth through this merger.

It is important to note that the process that culminated with our merger agreement at this time was triggered by an unsolicited offer - received by IKOS in April of this year - to merge IKOS with another company. IKOS entered into this merger agreement with Synopsys after evaluating several strategic alternatives. The primary criteria for our decision included: strategic alignment, cultural fit, deal value, and probability to close. The agreement to merge with Synopsys gives careful consideration of important factors, including valuing IKOS' performance over the next four quarters.

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IKOS and Synopsys already have a history of working together successfully. IKOS is a member of the Synopsys' InSynch partnership program and Synopsys is a member of IKOS' iPartner program. Under these programs we have integrated VCS and the Synopsys power analysis tools with our Nsim simulation acceleration product line to better serve our common customers. After the merger of our two companies we will be able to integrate Synopsys' software products and the IKOS emulation platforms - creating powerful design flows and solutions that meet the emerging needs of our joint customers. Together we will be able to deliver a broad spectrum of design verification products and solutions at various price/performance points.

In the meantime, however, the weak economy has continued to impact IKOS' business. Earlier today, IKOS announced that because of customer delays in placing orders and deferred shipments due to economic uncertainties, that IKOS has revised its outlook for revenues and earnings for the third quarter ending June 30. IKOS now anticipates revenues for the third fiscal quarter of approximately $11 million and a net loss of approximately $4.5 million to $5.0 million, or a diluted loss per share of approximately $0.45 cents to $0.50 cents. The anticipated loss includes approximately $1 million of transaction costs related to the merger. These anticipated results compare with revenues of $18.4 million and diluted earnings per share of 23 cents reported for the third quarter of fiscal 2000, and with revenues of $17.4 million and 3 cents per diluted share for the previous quarter.

Despite these disappointing results, we believe that our newest product, the VStation 15M, is the best emulator on the market based on gate capacity, reliability, ease of use, and price performance. The recent announcement of our volume purchase agreement with Fujitsu is one of several key indicators that continue to confirm our competitive advantages. Fujitsu is a long-term user of emulation and its agreement to purchase $10M worth of IKOS emulation products over the next two years is a strong endorsement of our technology.

Given the current economic environment, it is difficult for us to provide a short-term outlook on our business, as we expect tight capital spending conditions to continue to limit our visibility. However, design verification continues to be a major issue for our customers, and hardware based design verification solutions are mission-critical for large, complex SoC designs. Therefore, over time we believe that the Vstation 15M, as well as new products currently under development, will serve as a strong catalyst to spark renewed growth for IKOS when capital spending rebounds in our market space. We expect to gain more insight into the near term business prospects in the next couple weeks, after we further analyze our forecasts, and will give you more specific guidance during our teleconference to announce our final results for our fiscal third quarter, which is currently scheduled for July 18th.

In conclusion, we are truly excited by the opportunity to join with Synopsys in order to meet our customers' emerging requirements in the design of advanced SoC and electronic systems. The combination of the two companies' resources, technologies, products, and intellectual property portfolio represent world-class capabilities, which will result in substantial benefit to our mutual customers. As Aart mentioned, the structure of the agreement to merge with Synopsys honors the covenant between Synopsys and Quickturn (part of Cadence) and makes for a longer than normal closing period. However, this gives IKOS the opportunity to maximize the value to our shareholders, with a price up to $20 per share, based on our performance. I look forward to working with the people at Synopsys to develop full end-to-end verification solutions that leverage each other's strengths and to achieving strong growth as a combined company and the leading player in the EDA space.
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Now, I'll turn the call back over to Aart.  Aart?

Aart de Geus: In conclusion, we have structured an agreement that is in the best interests of both companies and of our customers. It is consistent with the strong vision that we have for our verification strategy. We are on the move at a time that the market around us is clearly trying to find itself again.

With that, Operator, please poll for questions.

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Additional Information:  In connection with the proposed merger, Synopsys, Inc.
plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a proxy statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.